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                                                                      Exhibit 20


                              [LETTERHEAD OF VEECO]


VEECO INSTRUMENTS REPORTS FOURTH QUARTER
AND YEAR END 1998 SALES AND BOOKINGS

PLAINVIEW, NY, January 21, 1999 - Veeco Instruments Inc. (NASDAQ: VECO), today reported unaudited sales and bookings figures for the fourth quarter and year ended December 31, 1998. Historical financial results have been restated to reflect the merger of Veeco and Digital Instruments, which closed on May 29, 1998, using the pooling of interests accounting method.


FOURTH QUARTER REVIEW

      Veeco's sales for the fourth quarter of 1998 were approximately $51 million, compared with sales of approximately $58 million for the corresponding quarter of 1997. Metrology sales decreased 14% in the fourth quarter of 1998 compared to the 1997 fourth quarter and Process Equipment sales decreased 8% during the same time period.

      Veeco's fourth quarter orders were approximately $62 million, compared with orders of approximately $51 million reported in the fourth quarter of 1997. Metrology orders increased 4% compared to the 1997 fourth quarter and Process Equipment orders increased 117%. The book/bill ratio was 1.20 for the fourth quarter of 1998.


YEAR-END REVIEW

      Veeco's sales for the year ended December 31, 1998 were approximately $207 million, compared to approximately $217 million in 1997. Metrology sales increased 12% during 1998 compared with 1997, and Process Equipment sales decreased 28%.


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      Orders for the year approximately $221 million compared with approximately $219 million in 1997. Metrology orders increased 12% in 1998 compared with 1997, while Process Equipment orders decreased 7%. The book/bill ratio was 1.07 for the year ended December 31, 1998.

      VEECO EXPECTS TO RELEASE ITS FOURTH QUARTER AND YEAR-END 1998 RESULTS AFTER THE CLOSE OF THE MARKET ON FEBRUARY 9, 1999, UPON COMPLETION OF ITS ANNUAL AUDIT BY THE COMPANY'S INDEPENDENT ACCOUNTANTS.

      Veeco Instruments Inc., headquartered in Plainview, New York, sells Metrology tools to customers in the data storage and semiconductor industries, and Process Equipment etch and deposition tools to customers in the data storage industry.

Investor and Financial Media Contact:
Debra Wasser
(516) 349-8300 ext. 1472

Trade Media Contact:
Fran Brennen
(516) 349-8300 ext. 1222